August 9, 2024

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	YSX Tech Co., Ltd

Registration Statement on Form F-1

Filed June 18, 2024

File No. 333-280312

Dear Mr. Fetterolf,

This letter is in response to the letter dated July 8, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 is being filed to accompany this letter (the “Amendment”).

Registration Statement on Form F-1 filed June 18, 2024 Risk Factors, page 23

1.	We note the changes you made to your disclosure, including on the cover page, on pages 9-10 and 14, in the first, second and third risk factors of this section, in the risk factor at the bottom of page 35 and in the risk factor "We rely on contractual arrangements with the VIEs" on page 40, and we further note that you deleted the fifth risk factor and the discussion of the UFLPA on page 29. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment to your draft registration statement that was submitted on February 27, 2024, warranting revised disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of February 27, 2024. Please also refer to prior comment 1 in our letter dated January 16, 2024.

Response: We acknowledge Staff’s comment and have restored our disclosures in the aforementioned areas to the disclosures as they existed in the registration statement as of February 27, 2024 in the Amendment.

Capitalization, page 54

2.	Please revise the amounts presented in the total capitalization line item to exclude the amounts presented in the cash and cash equivalents line item. Refer to Item 3.B of Form 20-F for guidance.

Response: We acknowledge Staff’s comment and have revised the amounts presented in the total capitalization line item in the Amendment to exclude the amounts presented in the cash and cash equivalents line item.

Dilution, page 55

3.	Please revise your historical and pro forma tangible book value amounts to exclude deferred initial public listing costs.

Response: We acknowledge Staff’s comment and revised the historical and pro forma tangible book value amounts to exclude deferred initial public listing costs.

Consolidated Financial Statements, page F-1

4.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

Response: We acknowledge Staff’s comment and revised the historical and pro forma tangible book value amounts in the Amendment to exclude deferred initial public listing costs.

Exhibit Index, page II-5

5.	We note counsel's opinion in Exhibit 5.1 that "[t]he statements contained in the Registration Statement in the section headed "Cayman Islands Taxation", insofar as they purport to summarise the laws or regulations of the Cayman Islands, are accurate in all material respects and that such statements constitute our opinion." Please revise the exhibit index to also file this opinion as Exhibit 8, revise your disclosure in the corresponding "Cayman Islands Taxation" section to state that the disclosure is the opinion of Ogier, and have counsel delete the reference in the opinion to the disclosure being a summary of tax consequences ("insofar as they purport to summarise the laws or regulations of the Cayman Islands").

Response: We acknowledge Staff’s comment and made the following revisions in the Amendment : (i) revised the exhibit index to also file the referenced opinion as Exhibit 8.2; (ii) revised the disclosure in the corresponding "Cayman Islands Taxation" section to state that the disclosure is the opinion of Ogier; and (iii) deleted the reference in the opinion to the disclosure being a summary of tax consequences ("insofar as they purport to summarise the laws or regulations of the Cayman Islands").

6.	Please revise Section 1.2.1 of Exhibit 99.7 to exclude the PRC Companies. Please revise your disclosure in the corresponding "People's Republic of China Enterprise Taxation" section to state that the disclosure is the opinion of Beijing Jingsh Law firm Shenzhen Office.

Response: We acknowledge Staff’s comment and have made the following revisions in the Amendment:(i) revised Section 1.2.2 of Exhibit 99.7 to exclude the PRC Companies; and (ii) revised the disclosure in the corresponding "People's Republic of China Enterprise Taxation" section to state that the disclosure is the opinion of Beijing Jingsh Law firm Shenzhen Office.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao
Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC